United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Vale starts Vargem Grande Complex filtration plant operation

Rio de Janeiro, March 16th 2021 - Vale S.A (“Vale”) informs that it has gradually started the operation of the tailings filtration plant located at the Vargem Grande Complex, the first of four filtration plants to be operated in Vale's sites in Minas Gerais, totaling US$ 2.3 billion in investments between 2020 and 2024. In addition to reducing the dependence on dams, the start-up will allow an improvement in the average quality of Vale's product portfolio with the use of wet processing on the site.

In the filtration process, the existing water in the iron ore tailings is minimized, allowing most of the material to be stacked in a solid state, thus reducing dependence on dams (please click here to watch a video). Still in 2021, Vale expects to start-up the first filtration plant in the Itabira Complex. Throughout 2022, the second filtration plant at the Itabira Complex and the first at the Brucutu site will start operating. The four tailings filtration plants will serve beneficiation plants that have a total capacity to process 64 Mtpy of iron ore.

The addition of 4 Mtpy of production capacity as previously announced in the Production and Sales Report on February 3rd, 2021, will take place from the third quarter of 2021 along with the start-up of the Maravilhas III dam, which is in its final stage of construction and you will receive the slime from the plant, equivalent to approximately 30% of the total tailings generated from this operation.

The start-up of tailings' filtration operations in Vargem Grande is another step in stabilizing iron ore production and on the way to resume the of 400 Mtpy production capacity by the end of 2022.

Figures – Filtration Plant in Vargem Grande and Filtered Tailings

Luciano Siani Pires

Executive Officer of Investor Relations

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: March 16, 2021		Head of Investor Relations